SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         Commission File Number 1-12635

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K and Form 10-KSB   [X]  Form 10-Q and Form 10-QSB
               [ ] Form 11-K   [ ] Form 20-F   [ ]  Form N-SAR

                       For the Period Ended: June 30, 2001

[ ] Transition Report on  Form 10-K      [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:   Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Paradise Music & Entertainment, Inc.
                          ------------------------------------------------------

Former Name if Applicable:
                          ------------------------------------------------------
Address of Principal Executive Office (Street and Number): 53 West 23rd Street
                                                           ---------------------

City, State and Zip Code:    New York, NY  10010
                          ------------------------


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                                     PART II
                            RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The quarterly report could not be filed within the prescribed period because of delays encountered in finalizing the financial and other information needed to complete the report.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Kelly Hickel (212) 590-2100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment.

      Paradise Music & Entertainment, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2001      By: /s/ Kelly Hickel
                                ------------------------------------------------
                            Name:  Kelly Hickel
                            Title: Chairman and President

                            ATTACHMENT TO PART IV OF
                                 FORM 12B-25 OF
                      PARADISE MUSIC & ENTERTAINMENT, INC.
                      WITH RESPECT TO ITS FORM 10-Q FOR THE
                           QUARTER ENDED JUNE 30, 2001

The Company anticipates that the loss for the period ended June 30, 2001, will exceed the losses reported in the 10-Q filed for the period ended June 30, 2000, however, the extent of the loss cannot be ascertained at this time without unreasonable effort and expense.